Exhibit 99.8

CONSENT of QUALIFIED PERSON

I, Harry Warries, consent to the public filing of the technical report titled Esaase Gold Project, Ghana and dated 4 November 2011, effective 22 September 2011 (the "Technical Report"), by Keegan Resources Inc.

I also consent to any extracts from or a summary of the Technical Report in the press release dated September 22, 2011 (the "Press Release") of Keegan Resources Inc.

I certify that I have read the Press Release filed by Keegan Resources Inc. and that it fairly and accurately represents the information in the sections of the Technical Report for which I am responsible.

    Dated this 4th day of November 2011

    Signature of Qualified Person

Harry Warries                         MSc (Mining), (FAusIMM)
Principal Consultant - Resources
Coffey Mining Pty Ltd.

Coffey Mining Pty Ltd ABN 52 065 481 209	MINEWPER00680AH
1162 Hay Street, West Perth WA 6005 Australia
PO Box 1671, West Perth WA 6872 Australia
T (+61) (8) 9324 8800 F (+61) (8) 9324 8877 coffey.com